UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
___________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 001-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Home Depot FutureBuilder:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2012 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 20, 2013

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Plan's interest in Master Trust, at fair value	$3,948,819,692	$3,232,131,952
Receivables:
Notes receivable from participants	211,850,757	201,764,660
Participant contributions receivable	212,959	17,701
Employer contributions receivable	73,917	5,415
Total receivables	212,137,633	201,787,776
Net assets reflecting investments at fair value	4,160,957,325	3,433,919,728
Adjustment from fair value to contract value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(11,664,005)	(4,216,965)
Net assets available for benefits	$4,149,293,320	$3,429,702,763

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment Income:
Plan's interest in income of Master Trust	$622,021,309	$81,721,685
Interest on notes receivable from participants	7,821,473	7,611,179
Total investment income	629,842,782	89,332,864
Contributions:
Participant	312,411,221	287,893,481
Employer	154,405,820	148,355,969
Total contributions	466,817,041	436,249,450
Total additions	1,096,659,823	525,582,314
Deductions from net assets attributed to:
Benefits paid to participants	361,956,751	297,015,275
Administrative expenses	15,112,515	16,158,644
Total deductions	377,069,266	313,173,919
Net increase	719,590,557	212,408,395
Net assets available for benefits:
Beginning of year	3,429,702,763	3,217,294,368
End of year	$4,149,293,320	$3,429,702,763

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan
The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., the Plan sponsor, and subsidiaries (collectively, the "Company"). After completing 90 days of service, associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. Temporary associates are eligible to make before-tax and/or after-tax (Roth) contributions on the first day of the calendar quarter beginning on or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of The Home Depot, Inc.

(b)	Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee. The default for investment of the Company's matching contribution if no direction is given is the participant's current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's age.
Employee stock ownership contributions were made solely by the Company and at the discretion of the Company's Board of Directors (ESOP contributions). The Company made its last ESOP contribution in February 1999. The Plan was amended to eliminate ESOP contributions for Plan years beginning on or after January 1, 2007.

(c)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service.

A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

Vesting for the ESOP contributions and net value changes thereon is based on years of service, as follows:

Years of Service	Vesting Percentage
3	20%
4	40
5	60
6	80
7 or more	100

Effective January 1, 2010, each participant who completes an hour of service on or after January 1, 2010 becomes 100% vested in the Company's matching contributions and ESOP contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching, ESOP and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Payment of Benefits
Upon death, disability, termination of service for any other reason, or attaining age 59 ½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan.

(f)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding note balance in the preceding 12 months or 50% of their vested account balance. Note terms range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and loan policy.

(g)	Forfeited Accounts
Forfeited nonvested accounts may be used to reduce future employer contributions and/or Plan expenses. In 2012 and 2011, forfeitures in the amount of $2,115,836 and $1,877,199, respectively, were used to reduce employer contributions. At December 31, 2012 and 2011, unallocated forfeitures totaled $1,879,201 and $1,560,920, respectively.

(h)	Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include all administrative and other costs not paid by the Company.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

(b)	Investment Valuation and Income Recognition
The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:
Shares of registered investment companies, the Rainier Large-Cap Growth Fund, the TimesSquare Mid-Cap Growth Strategy Fund, the TS&W Small-Cap Value Fund, the Cadence Small-Cap Growth Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on a trade date basis. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.
The JP Morgan Stable Value Fund invests primarily in synthetic investment contracts and insurance company separate account contracts issued by insurance companies and banks that are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the Statements of Net Assets Available for Benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and the supplemental schedules.

(c)	Payment of Benefits
Benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

(3) JP Morgan Stable Value Fund
Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of ASC 962, the Plan's investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value as a decrease of $11,664,005 as of December 31, 2012 and a decrease of $4,216,965 as of December 31, 2011. The fair value of the Fund as of December 31, 2012 and 2011 was $514,318,715 and $519,934,832, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.
A synthetic investment contract (SIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund's wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA-, A, AA- and AA-, respectively). An insurance company separate account is a book value contract issued from within an insurance company separate account that bundles the book value wrap contract and underlying fixed income portfolio (Metlife with a credit rating of AA-). The contract is backed by a portfolio of marketable fixed income securities owned by the insurance company, but segregated and insulated from the general account. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
The Plan's interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund's ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.
The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reported in the Statements of Net Assets Available for Benefits.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with participants are probable of occurring.
The average market yield of the Fund for the years ended December 31, 2012 and 2011 was 1.32% and 1.96%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2012 and 2011 was 2.09% and 2.78%, respectively.
(4) Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 9, 2002 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in compliance with the applicable requirements of the IRC. On October 21, 2011, the Plan submitted a determination letter application to the IRS.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2009.
(5) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
(6) Investments
The Plan's investments are held in a Master Trust by the Trustee of the Plan, The Northern Trust Company, as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the Plan's investment options follows:

•	The Home Depot, Inc. Common Stock Fund - Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	TimesSquare Mid-Cap Growth Strategy Fund - Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•
Rainier Large-Cap Growth Fund - Effective June 1, 2011, the fund became a separate account that invests in the common stock of large-cap and select mid-cap companies that the portfolio management team believes demonstrate the potential for superior earnings growth while trading at reasonable valuations in order to maximize long-term capital appreciation. Prior to June 1, 2011, the fund invested in a registered investment company.

•	TS&W Small-Cap Value Fund - Fund is a separate account that invests in common stocks of small companies that are believed to be undervalued relative to the market and industry peers.

•	Cadence Small-Cap Growth Fund - Fund is a separate account that invests in small-cap companies that exhibit an attractive combination of growth and value.

•	JP Morgan Stable Value Fund - Fund invests in high quality fixed income securities (see Note 3).

•	BlackRock LifePath Portfolios - Fund is a collective trust that invests in stocks, bonds, real estate and commodities.

•
BlackRock U.S. Debt Index Fund - Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BlackRock Equity Index Fund - Fund is a collective trust that invests in the common stocks included in the Standard & Poor's 500 Index.

•
BlackRock Balanced Fund - Fund is a synthetic fund that invests approximately 60% of its assets in the BlackRock Equity Index Fund (which invests in equity securities - stocks) with the remainder of the fund invested in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities - bonds).

•
Dodge & Cox Stock Fund - Fund invests in a registered investment company that invests in common stocks of companies that the fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•
CRM Mid-Cap Value Fund - Fund invests in a registered investment company that seeks to achieve long-term capital appreciation by investing in the stocks of companies that are trading at a discount to the manager's estimate of private-market value within the mid-cap value universe.

•
Dodge & Cox International Stock Fund - Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•
Schwab PCRA - The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

The Master Trust's investments in separate accounts and collective trust funds are not subject to restrictions regarding redemptions, and there are no unfunded commitments to the funds.
(7) Investment in Master Trust
The assets of the Plan are invested in a Master Trust. At December 31, 2012 and 2011, the Plan's interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest. Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.
The net assets of the Master Trust as of December 31, 2012 and 2011 were as follows:

	2012	2011
Assets:
Investments:
The Home Depot, Inc. Common Stock Fund	$746,060,615	$586,688,337
Separate accounts: common stocks	585,591,696	524,866,697
Stable value fund	518,058,064	523,489,883
Collective trust funds	1,396,044,039	1,070,692,794
Registered investment funds	655,777,394	497,040,597
Brokerage window	52,337,606	38,559,861
Total investments	3,953,869,414	3,241,338,169
Receivables:
Due from broker	6,441,997	—
Other receivables	230,347	1,488,918
Total receivables	6,672,344	1,488,918
Total assets	3,960,541,758	3,242,827,087
Liabilities:
Accrued liabilities	1,745,976	1,539,715
Due to broker	—	1,103,020
Total liabilities	1,745,976	2,642,735
	3,958,795,782	3,240,184,352
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,756,384)	(4,248,814)
Net assets	$3,947,039,398	$3,235,935,538

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

Investment income for the Master Trust for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Investment Income:
Net appreciation (depreciation) in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$261,323,758	$99,223,269
Separate accounts: common stocks	86,474,077	(9,379,765)
Collective trust funds	125,894,134	22,878,423
Registered investment funds	100,570,260	(68,694,286)
Brokerage window	2,901,303	(5,860,500)
Net appreciation in fair value of investments	577,163,532	38,167,141
Dividends and interest income	45,990,643	43,777,500
Total investment income	$623,154,175	$81,944,641
(8) Fair Value Measurements
The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

•
Level 2 - inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
The following tables set forth by level within the fair value hierarchy the Master Trust's investments measured at fair value on a recurring basis, as of December 31, 2012 and 2011. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$746,060,615	$—	$—	$746,060,615
Separate accounts:
Large U.S. Equity	37,454,378	—	—	37,454,378
Mid U.S. Equity	394,435,719	—	—	394,435,719
Small U.S. Equity	136,964,219	—	—	136,964,219
International Equity	16,737,380	—	—	16,737,380
Stable value fund	—	518,058,064	—	518,058,064
Collective trust funds:
Lifestyle	—	511,721,772	—	511,721,772
Bond	—	360,848,612	—	360,848,612
Large U.S. Equity	—	491,984,536	—	491,984,536
Short-Term Investment	31,489,119	—	—	31,489,119
Registered investment funds:
Large U.S. Equity	279,716,058	—	—	279,716,058
Mid U.S. Equity	28,631,155	—	—	28,631,155
International Equity	347,430,181	—	—	347,430,181
Brokerage window	52,337,606	—	—	52,337,606
Total investments at fair value	$2,071,256,430	$1,882,612,984	$—	$3,953,869,414

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$586,688,337	$—	$—	$586,688,337
Separate accounts:
Large U.S. Equity	20,343,071	—	—	20,343,071
Mid U.S. Equity	351,503,754	—	—	351,503,754
Small U.S. Equity	133,734,657	—	—	133,734,657
International Equity	19,285,215	—	—	19,285,215
Stable value fund	—	523,489,883	—	523,489,883
Collective trust funds:
Lifestyle	—	376,184,086	—	376,184,086
Bond	—	285,029,053	—	285,029,053
Large U.S. Equity	—	376,855,302	—	376,855,302
Short-Term Investment	32,624,353	—	—	32,624,353
Registered investment funds:
Large U.S. Equity	225,331,975	—	—	225,331,975
Mid U.S. Equity	21,505,905	—	—	21,505,905
International Equity	250,202,717	—	—	250,202,717
Brokerage window	38,559,861	—	—	38,559,861
Total investments at fair value	$1,679,779,845	$1,561,558,324	$—	$3,241,338,169

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2012 and 2011

The Plan's interest in the Master Trust investment in the JP Morgan Stable Value Fund is a Level 2 investment. The fair value of units held in certain collective trust funds are based on their net asset values, as the Plan elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per unit. Net asset values are reported by the funds and are supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). There are no restrictions on the ability of investors to redeem any of the above investments at December 31, 2012 and 2011.
(9) Related-Party Transactions
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2012 and 2011, the Plan held a combined total of 12,078,299 and 13,954,961 shares valued at approximately $61.85 and $42.04 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $14,990,653 and $15,651,018 for the years ended December 31, 2012 and 2011, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions. The Plan paid fees to The Northern Trust Company of $717,558 and $693,531 for the years ended December 31, 2012 and 2011, respectively.
(10) Plan Amendments and Other Plan Changes
The Plan was amended, effective December 14, 2012 to reflect recent acquisitions. In addition, the Plan was amended and restated effective January 1, 2011. The Plan was also amended (1) effective January 1, 2011, to require compliance with IRC Section 401(a)(35) regarding diversification of Company stock.
(11) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2012 and as filed for 2011):

	2012	2011
Net assets available for benefits	$4,149,293,320	$3,429,702,763
Deemed distributions	(2,609,499)	(4,006,643)
Participant withdrawals payable	(3,109,105)	(1,371,736)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	11,664,005	4,216,965
Net assets available for benefits - Form 5500	$4,155,238,721	$3,428,541,349

Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2012 and as filed for 2011):

	2012	2011
Increase in net assets per statement of changes in net assets available for benefits	$719,590,557	$212,408,395
Deemed distributions	1,397,144	(3,679,239)
Participant withdrawals payable	(1,737,369)	(406,341)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	7,447,040	5,545,215
Net income - Part II Line K Form 5500	$726,697,372	$213,868,030

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$10,599	—	$10,599	—	—

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust, at fair value		$3,948,819,692
	Notes receivable from participants	Notes with interest rates generally ranging from 4.25% to 10.5% and maturity dates through January 19, 2017	211,850,757
			$4,160,670,449

*Indicates party-in-interest included in Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 20, 2013	By:	/s/ Timothy A. Hourigan
Timothy A. Hourigan
Member of The Home Depot
FutureBuilder Administrative
Committee

Date:	June 20, 2013	By:	/s/ Dwaine A. Kimmet
Dwaine A. Kimmet
Member of The Home Depot
FutureBuilder Administrative
Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm